Exhibit 99.1

Invitel Holdings A/S Announces Financial Results for the Quarter and Nine Months Ended September 30, 2009

NEW YORK--(BUSINESS WIRE)--November 30, 2009--Invitel Holdings A/S (NYSE Amex U.S.: IHO) announced today its financial results for the quarter and nine months ended September 30, 2009.

The results for the quarter and nine months (as successor) ended September 30, 2009 reflect the results of Invitel Holdings A/S and its subsidiaries. The results for the quarter and nine months ended September 30, 2008 are the results of Invitel Holdings’ predecessor, Hungarian Telephone and Cable Corp.

The reporting currency has changed from U.S. dollars to euro. Following the reorganization as a Danish company in February 2009, Invitel Holdings, as a foreign registrant with the SEC, is permitted to report its results in euro. Reporting results in euro is more relevant given that the primary markets of Invitel Holdings’ businesses are in Europe and its debt is primarily euro denominated.

THIRD QUARTER 2009 RESULTS

Please note that when comparing the financial results for the quarter ended September 30, 2009 to the financial results for the quarter ended September 30, 2008, the reported results in euros have been affected by the difference between the average EUR/HUF exchange rates. The Hungarian forint (“HUF”) depreciated against the euro (“EUR”) by 15% with an average EUR/HUF exchange rate of 271.36 during the quarter ended September 30, 2009 compared to the average EUR/HUF exchange rate of 236.11 during the quarter ended September 30, 2008. This change in exchange rates had a negative impact on our Hungarian forint denominated earnings when converted into euro.

Invitel Holdings’ revenue was EUR 80.7 million for the quarter ended September 30, 2009, which represents a 21% decrease compared to the quarter ended September 30, 2008. Segment gross margin decreased by 16% from EUR 72.8 million for the quarter ended September 30, 2008 to EUR 60.8 million for the quarter ended September 30, 2009. Segment selling, general and administrative expenses decreased by 26% from EUR 31.3 million for the quarter ended September 30, 2008 to EUR 23.3 million for the quarter ended September 30, 2009. Income from operations decreased slightly by 2% to EUR 18.5 million for the quarter ended September 30, 2009 Invitel Holdings’ net loss attributable to ordinary shareholders for the quarter ended September 30, 2009 was EUR 0.7 million, or EUR 0.04 per ordinary share, compared to a net loss attributable to common shareholders of EUR 13.4 million, or EUR 0.82 per common share for the quarter ended September 30, 2008.

This decrease in net loss was principally due to EUR 1.9 million of foreign exchange gains recorded during the quarter ended September 30, 2009 while EUR 7.4 million of foreign exchange losses were recorded in the third quarter of 2008, and a decrease in income tax expense of EUR 12.3 million offset by an increase in loss on derivatives of EUR 10.0 million.

Mass Market Voice – Invitel Holdings’ Mass Market Voice segment gross margin was EUR 16.2 million for the quarter ended September 30, 2009, representing a decrease of 27% compared to the quarter ended September 30, 2008. The decrease was mainly due to the devaluation of the Hungarian forint against the euro and a 7% decrease in the number of subscribers inside the historical concession areas, as well as a 27% decrease in the number of low margin carrier select customers outside the historical concession areas. In functional currency terms, Mass Market Voice segment gross margin decreased by 16%.

Mass Market Internet – Invitel Holdings’ Mass Market Internet segment gross margin was EUR 6.8 million for the quarter ended September 30, 2009, representing a decrease of 17% compared to the quarter ended September 30, 2008. The decrease was primarily due to the devaluation of the Hungarian forint against the euro during the period. In functional currency terms, Mass Market Internet segment gross margin for the quarter ended September 30, 2009 decreased by 5%, which was due to the overall slow down of subscriber growth in the fixed line broadband market.

Business – Invitel Holdings’ Business segment gross margin was EUR 16.4 million for the quarter ended September 30, 2009, representing a decrease of 21% compared to the quarter ended September 30, 2008. The decrease was principally attributable to the devaluation of the Hungarian forint against the euro and the renegotiation and retention of a certain major contract. In functional currency terms, Business segment gross margin decreased by 9%.

Wholesale – Invitel Holdings’ Wholesale segment gross margin was EUR 21.4 million for the quarter ended September 30, 2009, representing a decrease of 1% compared to the quarter ended September 30, 2008. This segment was not as affected by the exchange rate fluctuations between the Hungarian forint and the euro since most of the Wholesale business is in euro.

Segment gross margin is a non-GAAP financial measure, which is used by management to evaluate the performance of the business segments. The following table represents the reconciliation of segment gross margin to income from operations:

	Three Months Ended September 30,
(euros in millions)	2009	2008

Mass Market Voice	16.2	22.3
Business	16.4	20.7
Mass Market Internet	6.8	8.2
Wholesale	21.4	21.6
Segment Gross Margin	60.8	72.8
Backbone rental expenses	(3.3)	(4.2)
Network operating expenses	(4.8)	(4.3)
Direct personnel expenses	(3.3)	(3.7)
Selling, general and administrative	(11.8)	(19.1)
Depreciation and amortization	(19.1)	(22.7)
Income from operations	18.5	18.8

Invitel Holdings’ net cash provided by operations, which includes interest paid but excludes capital expenditure and debt repayments, was EUR 25.1 million for the quarter ended September 30, 2009.

RESULTS FOR NINE MONTHS

The results for the nine months ended September 30, 2009 reflect the inclusion of the results attributable to the Memorex acquisition for the full nine months compared to the nine months ended September 30, 2008, which only included the results from the Memorex acquisition for seven months.

Please note that when comparing the financial results for the nine months ended September 30, 2009 to the financial results for the nine months ended September 30, 2008, the reported results in euro have been affected by the difference between the average EUR/HUF exchange rates. The Hungarian forint depreciated against the euro by 15% with an average EUR/HUF exchange rate of 283.82 during the nine months ended September 30, 2009 compared to the average EUR/HUF exchange rate of 247.69 during the nine months ended September 30, 2008. This change in exchange rates had an impact on Hungarian forint denominated earnings when converted into euro.

Invitel Holdings’ revenue was EUR 242.7 million for the nine months ended September 30, 2009, which represents a 15% decrease compared to the nine months ended September 30, 2008. Segment gross margin decreased by 10% from EUR 201.9 million for the nine months ended September 30, 2008 to EUR 181.9 million for the nine months ended September 30, 2009. Segment selling, general and administrative expenses decreased by 14% from EUR 93.2 million for the nine months ended September 30, 2008 to EUR 80.1 million for the nine months ended September 30, 2009. Income from operations decreased by 2% compared to the nine months ended September 30, 2008 and was EUR 46.5 million for the nine months ended September 30, 2009. Invitel Holdings’ net loss attributable to ordinary shareholders for the nine months ended September 30, 2009 was EUR 41.6 million, or EUR 2.50 per ordinary share, compared to a net loss attributable to common shareholders of EUR 28.9 million, or EUR 1.76 per common share for the nine months ended September 30, 2008. This increase in net loss was principally due to foreign exchange losses of EUR 14.3 million during the nine months ended September 30, 2009 compared to foreign exchange gains of EUR 14.9 million during the nine months ended September 30, 2008, and an increase in interest expense of EUR 7.5 million. These changes being offset by a decrease in loss on derivatives of EUR 6.4 million and a decrease in income tax expense of EUR 17.6 million.

Mass Market Voice – Invitel Holdings’ Mass Market Voice segment gross margin was EUR 48.4 million for the nine months ended September 30, 2009, representing a decrease of 27% compared to the nine months ended September 30, 2008. The decrease was mainly due to the devaluation of the Hungarian forint against the euro and a 7% decrease in the number of subscribers inside the historical concession areas, as well as a 27% decrease in the number of low margin carrier select customers outside the historical concession areas. In functional currency terms, Mass Market Voice segment gross margin decreased by 16%.

Mass Market Internet – Invitel Holdings’ Mass Market Internet segment gross margin was EUR 20.0 million for the nine months ended September 30, 2009, representing a decrease of 15% compared to the nine months ended September 30, 2008. The decrease was primarily due to the devaluation of the Hungarian forint against the euro during the period. In functional currency terms, Mass Market Internet segment gross margin for the nine months ended September 30, 2009 decreased by 2%. The lower growth reflects the overall slow down in the fixed line broadband market.

Business – Invitel Holdings’ Business segment gross margin was EUR 47.7 million for the nine months ended September 30, 2009, representing a decrease of 19% compared to the nine months ended September 30, 2008. The decrease was attributable to the devaluation of the Hungarian forint against the euro and the renegotiation and retention of a certain major contract. In functional currency terms, Business segment gross margin decreased by 7%.

Wholesale – Invitel Holdings’ Wholesale segment gross margin was EUR 65.8 million for the nine months ended September 30, 2009, representing an increase of 23% compared to the nine months ended September 30, 2008. The increase was primarily due to the inclusion of the operations attributable to the Memorex Acquisition, which had an impact of EUR 10.3 million. This segment was not as affected by the exchange rate fluctuations between the Hungarian forint and the euro since most of the Wholesale business is in euro.

Segment gross margin is a non-GAAP financial measure, which is used by management to evaluate the performance of the business segments. The following table represents the reconciliation of segment gross margin to income from operations:

	Nine Months Ended September 30,
(euros in millions)	2009	2008

Mass Market Voice	48.4	66.4
Business	47.7	58.6
Mass Market Internet	20.0	23.5
Wholesale	65.8	53.4
Segment Gross Margin	181.9	201.9
Backbone rental expenses	(10.1)	(11.2)
Network operating expenses	(13.3)	(12.5)
Direct personnel expenses	(9.9)	(10.3)
Selling, general and administrative	(46.8)	(59.2)
Depreciation and amortization	(55.3)	(61.1)
Income from operations	46.5	47.6

Invitel Holdings’ net cash provided by operations, which includes interest paid but excludes capital expenditure and debt repayments, was EUR 57.1 million for the nine months ended September 30, 2009.

COMMENTS FROM MARTIN LEA

Commenting on the financial results, Invitel Holdings’ President and CEO Martin Lea said, “We continue to face challenging conditions in our Hungarian domestic market as a result of the macroeconomic conditions highlighted by a year on year reduction in GDP of (7.2%) in the third quarter and unemployment rising to 10.4%. This, in particular, is impacting our Mass Market business. We are experiencing a higher rate of reduction in our Mass Market Voice revenue, and we have also seen virtually all the growth go out of the fixed line broadband market in Hungary. We are, however, pleased to note that although the overall fixed line broadband market has stopped growing, as a result of the recession, we at Invitel are continuing to grow our subscriber base. The Business segment has also clearly been impacted by the recession, however notwithstanding that, we are very encouraged that we have been able to maintain consistent gross margin from this activity over the course of the year and that we continue to increase our market share. We are also pleased with the increasing demand for our outsourced server hosting services. Our international Wholesale business has continued to perform well in large part driven by the continuing increase in demand for capacity across the region. Management continues to focus on managing our operating costs base and capital expenditures during this more challenging trading period and this is reflected in the significant year on year reduction in capital expenditure as well as the reduction in operating expenses, contributing to stability in our overall income from operations. Even though the conditions are tough, we believe that the company is performing well relative to the market, and is well positioned to take advantage of the enhanced growth opportunities once we start to see economic recovery.”

CONFERENCE CALL

On November 30, 2009 (at 14:00 UK time, 15:00 CET, 9:00 AM ET) the CEO and CFO of Invitel Holdings will host a conference call to discuss Invitel Holdings’ third quarter and nine months 2009 financial results. You can participate in the conference call by dialling 800-224-62666 (UK toll free), +1-201-689-8567 (International) or +1-877-407-0782 (U.S. toll free) and referencing “Invitel Holdings”.

A webcast of the call and the presentation materials will be available on the Invitel Holdings web site at www.invitel.hu under “Investor Relations”. The webcast will be archived for 30 days.

In addition, a replay of the call will be available two hours after the call has ended and through December 14, 2009. To access the replay of the call, please dial +1-877-660-6853 (U.S. toll free) or internationally dial +1-201-612-7415 and enter the account (286) followed by the replay access code (338575).

A copy of the presentation materials will also be filed with the U.S. Securities and Exchange Commission prior to the call.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the third-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

Invitel Holdings A/S Financial Highlights (in millions of euro, except per share data)

Statements of Operations

	Nine Months Ended September 30, 2009 (unaudited)	Nine Months Ended September 30, 2008 (unaudited)

Mass Market Voice	58.3	83.8
Business	61.8	76.8
Mass Market Internet	24.5	28.4
Wholesale	98.1	95.4
Total Revenue	242.7	284.4

Segment Cost of Sales	(60.9)	(82.4)

Income (loss) from Operations	46.5	47.6

Interest Expense	(65.2)	(57.7)

Foreign exchange gains (losses), net	(14.3)	14.9

Gains (losses) on derivative financial instruments	(14.2)	(20.6)

Net income (loss) attributable to shareholders	(41.6)	(28.9)

Net income (loss) per share	(2.50)	(1.76)

Invitel Holdings A/S Financial Highlights (in millions of euro, except per share data)

Statements of Operations

	Three Months Ended September 30, 2009 (unaudited)	Three Months Ended September 30, 2008 (unaudited)

Mass Market Voice	19.4	27.8
Business	21.2	26.9
Mass Market Internet	8.3	10.0
Wholesale	31.8	37.1
Total Revenue	80.7	101.8

Segment Cost of Sales	(19.9)	(28.9)

Income (loss) from Operations	18.5	18.8

Interest Expense	(18.2)	(19.8)

Foreign exchange gains (losses), net	1.9	(7.4)

Gains (losses) on derivative financial instruments	(6.0)	4.0

Net income (loss) attributable to shareholders	(0.7)	(13.4)

Net income (loss) per share	(0.04)	(0.82)

Invitel Holdings A/S Financial Highlights (in millions of EUR, except per share data)

Balance Sheets

	September 30,	December 31,
	2009	2008
	(unaudited)

Current Assets	82.6	100.3
Property, Plant and Equipment, net	523.9	547.7
Total Assets	827.2	890.6

Total Current Liabilities	159.6	181.2
Long Term Debt	678.7	665.3
Total Shareholders Equity	(84.6)	(39.7)
Total Liabilities and
Shareholders Equity	827.2	890.6

CONTACT:
Invitel Holdings A/S
Robert Bowker, (011) 361-801-1374 (Hungary)
Chief Financial Officer
Peter T. Noone, 206-654-0204 (U.S.)
General Counsel